UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  5)*

Diametrics Medical, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

252532 10 6

(CUSIP Number)

BCC Acquisition II, LLC

c/o Bay City Capital LLC

750 Battery Street

Suite 400

San Francisco, California  94111

(415) 676-3830

with a copy to:

Thomas E. Keim, Jr.

Latham & Watkins LLP

233 South Wacker Drive, Suite 5800

Chicago, Illinois  60606

(312) 876-7700

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

December 15, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 252532 10 6		13D Amendment No. 5	Page 2 of 10 pages

1.	Names of Reporting Persons. BCC Acquisition II LLC

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power up to 373,970,797 shares

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power up to 373,970,797 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person up to 373,970,797 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 91.41%

14.	Type of Reporting Person OO

CUSIP No. 252532 10 6		13D Amendment No. 5	Page 3 of 10 pages

1.	Names of Reporting Persons. The Bay City Capital Fund I, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds WC, AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power up to 373,970,797 shares

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power up to 373,970,797 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person up to 373,970,797 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 91.41%

14.	Type of Reporting Person PN

CUSIP No. 252532 10 6		13D Amendment No. 5	Page 4 of 10 pages

1.	Names of Reporting Persons. Bay City Capital Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power up to 373,970,797 shares

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power up to 373,970,797 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person up to 373,970,797 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 91.41%

14.	Type of Reporting Person OO

CUSIP No. 252532 10 6		13D Amendment No. 5	Page 5 of 10 pages

1.	Names of Reporting Persons. Bay City Capital LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power up to 373,970,797 shares

	9.	Sole Dispositive Power -0-

	10.	Shared Dispositive Power up to 373,970,797 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person up to 373,970,797 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 91.41%

14.	Type of Reporting Person OO

CUSIP No. 252532 10 6	13D Amendment No. 5	Page 6 of 10 pages

INTRODUCTION

This Amendment No. 5 to Schedule 13D amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (“SEC”) on July 10, 1998, as amended (as amended, the “Statement”), by BCC Acquisition II, LLC, Bay City Capital Fund I, L.P., Bay City Capital Management LLC and Bay City Capital LLC (collectively, the “Reporting Persons”) with respect to the shares of common stock, par value $0.01 per share, of Diametrics Medical, Inc., a Minnesota corporation (the “Issuer”).  Capitalized terms not otherwise defined herein have the meanings ascribed thereto in the Statement.

The Statement is amended and supplemented by adding the information contained herein.  Only those items amended are reported herein.

The Bay City Capital Fund I, L.P., a Delaware limited partnership (“BCC”), is the managing member of BCC Acquisition II, LLC, a Delaware limited liability company (“BCC Acquisition”).  Bay City Capital Management LLC, a Delaware limited liability company (“BCC Management”), is the general partner of BCC.  Bay City Capital LLC, a Delaware limited liability company (“BCC LLC”), provides investment advice to BCC.  Carl Goldfischer, a managing director of BCC LLC, is a member of the Issuer’s board of directors.

On December 15, 2004, in connection with the Issuer’s sale of its Fixed Price Convertible Notes due December 15, 2007 (the “2007 Notes”), BCC Acquisition entered into a Subordination Agreement (the “Subordination Agreement”) pursuant to which, among other things, any principal or interest payments on the Convertible Senior Secured Fixed Rate Notes due August 4, 2005 (the “2005 Notes”) held by BCC Acquisition have been deferred until the 2007 Notes have been repaid in full.  In addition, the security interest with respect to the 2005 Notes has been subordinated to the security interest in favor of the collateral agent for the 2007 Notes.  A copy of the Subordination Agreement is attached hereto as Exhibit 7(a) and incorporated herein by reference.

In connection with the sale of the 2007 Notes, BCC Acquisition also entered into a Limited Standstill Agreement, dated December 15, 2004 (the “Standstill Agreement”), pursuant to which BCC Acquisition agreed not to sell any of its securities or convert any of its securities into Issuer Common Stock until eighteen months following the effectiveness of a registration statement covering the re-sale of the shares issuable upon conversion of the 2007 Notes and related warrants to purchase shares of Issuer Common Stock (the “Registration Statement”).  Under the Standstill Agreement, BCC Acquisition is permitted to sell or convert its securities in connection with an offer made to all shareholders or pursuant to a merger or similar transaction.  BCC Acquisition is also permitted to sell up to 50% of its securities, calculated on an as-converted basis, following the sale by the holders of the 2007 Notes of 50% of their securities, calculated on an as-converted basis.  The Standstill Agreement terminates following the sale by the holders of 2007 Notes of 75% of their securities, calculated on an as-converted basis.  A copy of the Standstill Agreement is attached hereto as Exhibit 7(b) and incorporated herein by reference.

In addition, BCC Acquisition entered into a Consent and Amendment, dated December 15, 2004, by and among the Issuer and certain others (the “Consent and Amendment”), which amends the Note Purchase Agreement, dated August 8, 1998, by and among the Issuer, BCC Acquisition and others, as amended by the First Amendment to Note Purchase Agreement, dated April 7, 2003, the Second Amendment and Limited Waiver to Note Purchase Agreement, dated August 13, 2003, the Limited Waiver and Amendment, dated January 14, 2004, and the Consent and Amendment dated May 28, 2004 (as amended, the “Purchase Agreement”), all of which have been previously reported.  The Consent and

CUSIP No. 252532 10 6	13D Amendment No. 5	Page 7 of 10 pages

Amendment, among other things, (a) defers principal and interest payments on the 2005 Notes until the 2007 Notes have been repaid in full, (b) defers any right to default interest on the 2005 Notes until the 2007 Notes have been repaid in full, (c) amends the conversion price of the 2005 Notes to be $0.02 per share of Issuer Common Stock, and (d) amends the purchase price of the warrants acquired by BCC Acquisition pursuant to the Note Purchase Agreement to be $0.025 per share of Issuer Common Stock.  A copy of the Consent and Amendment is attached hereto as Exhibit 7(c) and incorporated herein by reference.

BCC Acquisition also entered into the Amendment, dated December 15, 2004 (the “Amendment”), which amended the exercise price of certain warrants to purchase Issuer Common Stock held by BCC Acquisition to be $0.025 per share of Issuer Common Stock.  The Amendment is attached hereto as Exhibit 7(d) and is incorporated herein by reference.   As a condition to the Issuer’s sale of the 2007 Notes, BCC Acquisition agreed to sell, assign and transfer warrants to purchase 4,000,000 shares of Issuer Common Stock to the holders of the 2007 Notes.  In return, BCC Acquisition was issued two replacement warrants (together, the “Replacement Warrants”) to purchase up to 3,000,000 shares of Issuer Common Stock and 1,000,000 shares of Issuer Common Stock, respectively, each at an exercise price of $0.025 per share of Issuer Common Stock.  The replacement warrants are attached hereto as Exhibits 7(e) and 7(f) and are incorporated herein by reference.

Item 4.	Purpose of Transaction.
Item 4 of the Statement is amended and supplemented by adding the following:

The Reporting Persons routinely monitor the performance of their investments.  In light of the financial and stock market performance of the Issuer, the Reporting Persons are evaluating the Issuer’s affairs and strategic alternatives, including the Issuer’s business, financial condition, operating results, capital structure, competitive outlook and other relevant factors.  As part of such evaluations, the Reporting Persons have and may in the future seek the views of, hold active discussions with and respond to inquiries from other security holders, members of the board of directors, officers and other representatives of the Issuer and other persons regarding the Issuer’s affairs and strategic alternatives, including the interest of other security holders in participating in such alternatives.  The Reporting Persons may from time to time develop and propose plans respecting, or changes in, the management, board of directors, policies, operations, capital structure or business of the Issuer, including a possible recapitalization, sale of the Issuer or its assets, merger, share exchange or other strategic alternative.  In connection with any such plans or proposals, the Reporting Persons may conduct investigations and, if warranted by such review, make and negotiate proposals to and with the Issuer and other persons concerning the matters addressed in the preceding sentence, and may enter into agreements with the Issuer and other persons in connection with those negotiations and proposals, including confidentiality and/or other arrangements.

Pursuant to the Standstill Agreement described in the Introduction of this Statement, BCC Acquisition has agreed not to sell or convert its securities for eighteen months following effectiveness of the Registration Statement.  Among other exceptions to this agreement described in the Introduction of this Statement, BCC Acquisition is permitted to sell or convert its securities in connection with an offer made to all shareholders or pursuant to a merger or similar transaction.  Pursuant to the terms of the 2007 Notes, the Issuer is not permitted without the consent of the holders of the 2007 Notes to issue any equity, convertible debt or other securities convertible into common stock or equity for 365 days following effectiveness of the Registration Statement.  The 2007 Notes contain other restrictions on the Issuer’s ability to complete strategic and other transactions.  Notwithstanding, the Reporting Persons may, at any

CUSIP No. 252532 10 6	13D Amendment No. 5	Page 8 of 10 pages

time and from time to time, purchase additional securities of the Issuer, in the open market or otherwise, or may seek consent of the Issuer and the holders of the 2007 Notes to dispose of, and dispose of, any and all securities held by them, in the open market or otherwise.

Except as set forth herein, the Reporting Persons do not have any present plans or proposals that relate to or would result in any of the actions specified in clauses (a) though (j) of Item 4 of Schedule 13D.  The Reporting Persons reserve the right to formulate plans or make proposals, and to take such action with respect to their investment in the Issuer, including any or all of the items set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D and any other actions, as they may determine.

Item 5.	Interests in Securities of the Issuer.

Item 5 is amended and supplemented by adding the following:

As of March 31, 2005, the Reporting Persons may be deemed to beneficially own up to 373,970,797 shares of Issuer Common Stock, which consists of:  (a) 16,666,667 shares issuable upon conversion of the Issuer’s Series G Convertible Preferred Stock, (b) 352,617,550 shares issuable upon conversion of the 2005 Notes, and (c) 4,686,580 shares issuable upon the exercise of warrants held by BCC Acquisition.  The Reporting Persons have shared voting and dispositive power with respect to all shares reported as beneficially owned by them.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and supplemented by adding the following:

(a)           Subordination Agreement

The Subordination Agreement referenced in the Introduction is attached hereto as Exhibit 7(a) and incorporated herein by reference.

(b)           Standstill Agreement

The Standstill Agreement referenced in the Introduction is attached hereto as Exhibit 7(b) and incorporated herein by reference.

(c)           Consent and Amendment

The Consent and Amendment referenced in the Introduction is attached hereto as Exhibit 7(c) and incorporated herein by reference.

(d)           Amendment

The Amendment referenced in the Introduction is attached hereto as Exhibit 7(d) and incorporated herein by reference.

(e)           Replacement Warrants

CUSIP No. 252532 10 6	13D Amendment No. 5	Page 9 of 10 pages

The Replacement Warrants referenced in the Introduction are attached hereto as Exhibit 7(e) and Exhibit 7(f) and are incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Item 7 is amended and supplemented by adding the following:

Exhibit 7(a)            Subordination Agreement, dated December 15, 2004, by and among the Issuer, TGC Research Limited, Barbara R. Mittman, Gerald L. Cohn Revocable Trust, Hannah S. and Samuel A. Cohn Memorial Foundation, AEOW 96, LLC, and BCC Acquisition, which is incorporated by reference to the current report on Form 8-K filed by the Issuer with the SEC on December 20, 2004.

Exhibit 7(b)            Limited Standstill Agreement, dated December 15, 2004, by and among the Issuer, BCC Acquisition, Gerald L. Cohn Revocable Trust, Hannah S. and Samuel A. Cohn Memorial Foundation, and AEOW 96, LLC.

Exhibit 7(c)            Consent and Amendment, dated December 15, 2004, by and among the Issuer, BCC Acquisition, Gerald L. Cohn Revocable Trust, Hannah S. and Samuel A. Cohn Memorial Foundation, and AEOW 96, LLC, which is incorporated by reference to the current report on Form 8-K filed by the Issuer with the SEC on December 20, 2004.

Exhibit 7(d)            Amendment, dated December 15, 2004, by and among the Issuer, BCC Acquisition, Mercator Momentum Fund, LP, Mercator Momentum Fund III LP, Monarch Pointe, Ltd., and Mercator Advisory Group, LLC, which is incorporated by reference to the current report on Form 8-K by filed the Issuer with the SEC on December 20, 2004.

Exhibit 7(e)            Diametrics Medical, Inc. Stock Purchase Warrant, dated December 15, 2004.

Exhibit 7(f)             Warrant to Purchase Common Stock, dated December 15, 2004.

CUSIP No. 252532 10 6	13D Amendment No. 5	Page 10 of 10 pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

Dated:  April 13, 2005

BCC Acquisition II, LLC

By:	The Bay City Capital Fund I, L.P.
Its:	Manager

By:	Bay City Capital Management LLC
Its:	General Partner

By:	/s/ Fred Craves
Its:	Managing Director

Exhibit Index

Exhibit 7(a)

Subordination Agreement, dated December 15, 2004, by and among the Issuer, TGC Research Limited, Barbara R. Mittman, Gerald L. Cohn Revocable Trust, Hannah S. and Samuel A. Cohn Memorial Foundation, AEOW 96, LLC, and BCC Acquisition, which is incorporated by reference to the current report on Form 8-K filed by the Issuer with the SEC on December 20, 2004.

Exhibit 7(b)	Limited Standstill Agreement, dated December 15, 2004, by and among the Issuer, BCC Acquisition, Gerald L. Cohn Revocable Trust, Hannah S. and Samuel A. Cohn Memorial Foundation, and AEOW 96, LLC.

Exhibit 7(c)

Consent and Amendment, dated December 15, 2004, by and among the Issuer, BCC Acquisition, Gerald L. Cohn Revocable Trust, Hannah S. and Samuel A. Cohn Memorial Foundation, and AEOW 96, LLC, which is incorporated by reference to the current report on Form 8-K filed by the Issuer with the SEC on December 20, 2004.

Exhibit 7(d)

Amendment, dated December 15, 2004, by and among the Issuer, BCC Acquisition, Mercator Momentum Fund, LP, Mercator Momentum Fund III LP, Monarch Pointe, Ltd., and Mercator Advisory Group, LLC, which is incorporated by reference to the current report on Form 8-K filed by the Issuer with the SEC on December 20, 2004.

Exhibit 7(e)	Diametrics Medical, Inc. Stock Purchase Warrant, dated December 15, 2004.

Exhibit 7(f)	Warrant to Purchase Common Stock, dated December 15, 2004.